John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

February 23, 2016

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

On November 20, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 145 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 146 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the Strategic Global Long/Short Fund (the “Fund”).

You recently provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please provide the Tandy representation on the response letter.

Response: The Trust has provided the Tandy representation below.

2.	Comment: Please update the series and class identifiers on the EDGAR filer system when they become available.

Response: The Trust will update the Fund’s series and class identifiers on the EDGAR filer system when they become available.

Ms. Allison White
U.S. Securities and Exchange Commission
February 23, 2016

Prospectus

Fund Summary – Fees and Expenses of the Fund

3.
Comment:         In footnote 2 to the fee table, the last sentence discusses how the Adviser may seek recoupment from the Fund. Please add to this sentence “and at the time the waiver or reimbursement is recouped.”

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: In regards to the Expense Example, please confirm that the contractual waiver is reflected only for the period of time it is in place.

Response: The Trust confirms that the fee waiver is reflected in the Expense Example only for the time period that it is in place.

5.	Comment: The information contained in the footnote to the Expense Example should be included in a separate table as opposed to a footnote. Please adjust this.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies

6.
Comment:         In regards to the definition of “foreign company,” please explain what is meant by “otherwise expose the assets of the Fund to the economic fortunes and risks of countries other than the United States.” Would this mean that a U.S. company doing business in China would count as a “foreign company”?

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: The disclosure notes that the Fund may invest in emerging markets countries. Please disclose how the Fund defines such countries.

Response: The Trust has revised the disclosure as you have requested.

8.	Comment: In the second paragraph in this section, it is noted that the Fund may sell securities short. Please consider explaining what short sales means.

Response: The Trust has revised the disclosure as you have requested.

9.
Comment:        Please revise the following sentence to be in plain English: “Then we move to technical analysis, fundamental analysis, and quantitative and qualitative macroeconomic analysis to select securities for purchase.”

Response: The Trust has revised the disclosure as you have requested.

Ms. Allison White
U.S. Securities and Exchange Commission
February 23, 2016

10.	Comment: In regards to the Fund’s engagement in short sales, please confirm that expenses associated with short sales will be reflected in the fee table.

Response: The Trust confirms that expenses associated with short sales will be reflected in the “other expense” line item in the fee table.

11.
Comment:         In regards to the paragraph beginning with “The Adviser focuses on companies for ‘short’ positions...,” please explain what is meant by “fundamentally challenged” and, additionally, please break down this paragraph into shorter, sentences that utilize more fully Plain English principles.

Response: The Trust has revised the disclosure as you have requested.

12.
Comment:         In the fifth paragraph in this section, please explain, what is meant by “The Adviser expects that the Fund’s long position may range from 100% to 140% and its short positions and its short positions may range from 0% to 40%.”

Response: The Trust has revised the disclosure as you have requested.

13.
Comment:         Please confirm that everything that is described in this section, in particular the derivatives disclosure, is a principal investment strategy as the disclosure appears very broad. Any instruments that are not principal investment strategies should be moved to the Item 9 disclosure in the back of the Prospectus.

Response:         The Adviser has confirmed that certain disclosures such as investments in IPOs are not principal and, as such, has requested that the Trust move them from the summary portion of the Prospectus to the Item 9 disclosure.

14.
Comment:         The seventh paragraph in this section notes that the Fund may invest in “other investment vehicles that offer exposure to currencies and commodities.” Please explain what is included in “other investment vehicles.”

Response: The Trust has revised the disclosure as you have requested.

15.	Comment: The disclosure in the seventh paragraph in this section indicates that the Fund may invest in IPOs. Is this a principal investment strategy of the Fund?

Response: The Adviser has confirmed that investing in IPOs is not a principal investment strategy and, as such, has requested that the Trust relocate this disclosure to the Item 9 disclosure.

16.
Comment:         Please confirm whether the paragraph beginning with “To minimize potential losses and maintain liquidity,” contains disclosure that is a principal investment strategy of the Fund. If this paragraph does not relate to a principal investment strategy of the Fund please move it to the Item 9 disclosure.

Response: The Adviser has confirmed to the Trust that this disclosure is not a principal investment strategy. The Trust has removed this disclosure.

Ms. Allison White
U.S. Securities and Exchange Commission
February 23, 2016

17.
Comment:         The disclosure indicates that the Fund may invest up to 15% of its net assets in illiquid securities. Please confirm whether this is a principal investment strategy of the Fund. If this disclosure does not relate to a principal investment strategy of the Fund please move it to the Item 9 disclosure.

Response: The Adviser has confirmed to the Trust that this disclosure is not a principal investment strategy. The Trust has removed the disclosure form this section.

18.
Comment:         The second to the last paragraph in this section notes that the Fund may experience a high degree of turnover. This sentence may be more suited to the risk disclosure section of the summary prospectus than the strategy section. Please consider relocating this disclosure.

Response: The Trust has revised the disclosure as you have requested.

19.	Comment: Please revise the last paragraph in this section utilizing Plain English principals; in particular, revise the wording “through displacement in the portfolio by a better idea.”

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

20.	Comment: The introductory paragraph to this section notes that the section provides “a summary description of certain risks.” Please disclose that all principal risks are discussed in this section.

Response: The Trust has revised the disclosure as you have requested.

21.	Comment: If the Fund is sold through an insured depository institution, please include disclosure pursuant to Item 4(b)(1)(iii) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

22.	Comment: Please review IM Guidance 2014-01 and consider whether the risk disclosure on interest rate risk should be enhanced.

Response: The Trust has revised the disclosure as you have requested.

23.	Comment: As the Fund may utilize total return swaps, please confirm that when the Fund uses such swaps it will segregate its assets according to Release IC-10666 and other SEC Staff Guidance.

Response: The Adviser has confirmed to the Trust that it will segregate the Fund’s assets according to such Guidance.

24.	Comment: The risk section includes “Leveraging Risk.” Please add to this disclosure that certain investments have the potential for unlimited loss regardless of the size of initial investment.

Response: The Trust has revised the disclosure as you have requested.

Ms. Allison White
U.S. Securities and Exchange Commission
February 23, 2016

25.
Comment:         This section includes a risk entitled “Unlisted/Restricted Securities Risk.” There is no corresponding disclosure in the investment strategies section. Please remove this risk or add to the investment strategies section the principal strategy/investment that would give rise to such risk.

Response: The Trust has revised the disclosure as you have requested.

Performance History

26.	Comment: Even though the Fund does not yet have performance history, please be sure to include the full narrative disclosure required by Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Fund Investments

27.
Comment:         Temporary defensive language is included in this section under the paragraph beginning with “At times and under certain economic and market conditions...” If this is not a principal investment strategy it should be move elsewhere with a separate heading.

Response: The Adviser has confirmed that this disclosure is not a principal investment strategy and, as such, the Trust has moved the disclosure and provided a separate heading.

How to Buy Shares / Small Accounts

28.
Comment:         Please clarify whether the Fund charges this small account fee if the account falls below the required minimum solely because of a market decline. If it does, this also needs to be disclosed in the fee table. See Item 3, Instruction 2(d) to Form N-1A. If an account fee is charged only to accounts that do not meet a certain threshold (i.e., accounts under $5,000) the Fund may include the threshold in a parenthetical to the caption or the footnote to the table.

Response: The Trust has removed the disclosure with regard to the small account fee.

Ms. Allison White
U.S. Securities and Exchange Commission
February 23, 2016

How to Sell Shares / Redemptions by Mail

29.	Comment: Please correct the typo in the Fund’s name.

Response: The Trust has revised he disclosure as you have requested.

Redemptions In Kind

30.	Comment: Please add to the last sentence in this section that payment is shares will also be subject to market risk until they are sold.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Description of Permitted Investments / Strategic Transactions

31.
Comment:         The section entitled “Strategic Transactions” seems to include disclosure on various types of derivative instruments yet there is also a heading entitled “Derivatives.” Consider removing the “Strategic Transactions” heading and keeping the heading “Derivatives.”

Response: The Trust has revised the disclosure as you have requested.

Investment Adviser

32.
Comment:         The disclosures notes that the investment advisory agreement provides that the Adviser “determines from time to time what securities may be purchased.” Please clarify what “time to time” means and why the Adviser is not continuously providing this service.

Response: The Trust has revised the disclosure as you have requested.

Portfolio Manager

33.	Comment: Please confirm whether the “other accounts managed” by the portfolio manager should be zero.

Response: The Adviser has confirmed to the Trust that the columns in this table should all be zero.

34.	Comment: Please update the securities owned by the portfolio manager in the Fund to be as of a more recent time rather than as of September 30, 2015.

Response: The Trust has revised the disclosure as you have requested.

35.
Comment:        We note that for other portfolio series of the Trust there is a legal disclosure section in the SAI relating to a recent SEC settlement. Please explain why such disclosure is not included in this Fund’s SAI.

Response: The Trust has determined that this disclosure is not necessary.

Ms. Allison White
U.S. Securities and Exchange Commission
February 23, 2016

Trustees & Officers of the Trust

36.	Comment: Please include the aggregate ownership of shares of the Trustees in all series portfolios of the Trust and please disclose this information in a tabular format pursuant to Item 17(b)(4)(ii).

Response: The Trust has revised the disclosure as you have requested.

Control Persons and Principal Securities Holders

37.
Comment:         Please update the date of this information to be as of the date of this SAI. Please also confirm if the ownership of less than 1% of the Fund’s shares by Trustees is accurate and, if not, please adjust.

Response: The Trust has confirmed that the disclosure as presented is accurate.

Shareholder Servicing Plan

38.	Comment: Please confirm that the fee associated with this plan will be reflected in the fee table.

Response: The Trust will ensure that this fee is reflected in the “other expenses” line item in the fee table for the B-Filing.

*	*	*

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively